SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                            MANHATTAN MINERALS CORP.
                                (Name of Issuer)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                     56310P
                                 (CUSIP Number)
                                December 13, 2002
             (Date of Event which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [   ]    Rule 13d-1(b)
         [|X|]    Rule 13d-1(c)
         [   ]    Rule 13d-1(d)

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                                      -2-

1) Names of Reporting Persons;
        I.R.S. Identification Nos. of Above Persons (Entities Only)

        DUNDEE PRECIOUS METALS INC.
2)
        Check the Appropriate Row if a Member of a Group (See Instructions)
        (a) [   ]
        (b) [   ]
________________________________________________________________________________

3)
        SEC Use Only
________________________________________________________________________________

4)      Citizenship or Place of Organization          Canada

                       5) Sole Voting Power           3,414,000/1/ Common Shares
        NUMBER OF
                       _________________________________________________________
         SHARES
      BENEFICIALLY     6) Shared Voting Power         Nil
        OWNED BY
                       _________________________________________________________
          EACH
        REPORTING      7) Sole Dispositive Power      3,414,000/1/ Common Shares
         PERSON
                       _________________________________________________________

          WITH         8) Shared Dispositive Power    Nil

                       ________________________________________________________


9)
              Aggregate Amount Beneficially Owned by Each Reporting Person

                                                3,414,000/1/
              __________________________________________________________________

10)
              Check Box if the Aggregate Amount in Row (9) Excludes Certain
              Shares
                                        [     ]
              __________________________________________________________________

11)
              Percent of Class Represented by Amount in Row 9            6.9%

              __________________________________________________________________

12)
              Type of Reporting Person                      CO

              __________________________________________________________________

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                                      -3-


Item 1(a).         Name of Issuer:

                   Manhattan Minerals Corp.

 Item 1(b).        Address of Issuer's Principal Executive Offices:

                   350-885 Dunsmuir Street, Vancouver, British Columbia V6C 1N5

 Item 2(a).        Name of Person Filing:

                   Dundee Precious Metals Inc.

 Item 2(b).        Address of Principal Business Office or, if none, Residence:

                   40 King Street, Scotia Plaza, 55th Floor, Toronto, Ontario M5H 4A9

 Item 2(c).        Citizenship:

                   Canada

 Item 2(d).        Title of Class of Securities:

                   Common Shares

 Item 2(e).        CUSIP Number:

                   265269

 Item 3.           N/A

 Item 4.           Ownership.


 (a) Amount beneficially owned: 3,414,000/1/
 (b) Percent of class: 6.9 %
 (c) Number of shares as to which such person has:
          (i)   Sole power to vote or to direct the vote 3,414,000/1/
          (ii)  Shared power to vote or to direct the vote Nil
          (iii) Sole power to dispose or to direct the disposition of 3,414,000/1/
          (iv) Shared power to dispose or to direct the disposition of Nil

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                                      -4-


 Item 5.  Ownership of Five Percent or Less of a Class.

                   N/A

 Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                   N/A

 Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          N/A

 Item 8.  Identification and Classification of Members of the Group.

          N/A

 Item 9.  Notice of Dissolution of Group.

          N/A

 Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                      -5-


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               December 27, 2002
                               -------------------------------------------------

                               DUNDEE PRECIOUS METALS INC.
                               By:

                               /s/ Lori Beak
                               -------------------------------------------------
                               (Signature)
                               Lori E. Beak

                               Assistant Secretary
                               -------------------------------------------------
                               (Title)



/1/ Includes 2,314,000 warrants, of which 1,764,000 are exercisable at $0.51 and expire on October 22, 2005 and 550,000 are exercisable at $1.50 and expire on September 18, 2003.